[redacted]

14046466

3/18/14
KW

Mail Processing Section
RECEIVED
FEB 26 2014
Washington DC
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35853

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TFG Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6111 Broken Sound Parkway, Suite 150
(No. and Street)

Boca Raton	Florida	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gray, Gray & Gray, LLP
(Name – *if individual, state last, first, middle name*)

34 Southwest Park	Westwood	MA	02090
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/14/14

OATH OR AFFIRMATION

I, Dennis Blackinton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TFG Equities, as of February, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PATRICIA A. MANCUSO
Notary Public - State of Florida
My Comm. Expires Mar 1, 2018
Commission # FF 068290
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAY GRAY&GRAY
CERTIFIED PUBLIC ACCOUNTANTS | ADVISORS
BEYOND THE NUMBERS

INDEPENDENT AUDITORS' REPORT

Board of Directors of
TFG Equities, Inc.

We have audited the accompanying financial statements of **TFG Equities, Inc.** (an S corporation) which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows – direct method for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

WESTWOOD | FRAMINGHAM | BOSTON
34 SOUTHWEST PARK | WESTWOOD, MA 02090 | TEL: 781.407.0300 | FAX: 781.407.0303 | www.gggcpas.com

Board of Directors of
TFG Equities, Inc.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of **TFG Equities, Inc.** as of December 31, 2013, and the results of their operations and its cash flows for the year then ended in accordance with the accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained on Page 13 is presented for purposes of additional analysis and is not a required part of the financial statements , but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on page 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on page 13 is fairly stated in all material respects in relation to the financial statements taken as a whole.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

Westwood, MA
February 18, 2014

TFG EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS	
CURRENT ASSETS	
Cash	$ 27,463
TOTAL ASSETS	$ 27,463
LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$ 7,630
STOCKHOLDER'S EQUITY	
Common stock, $1.00 par value:	
Authorized 10,000 shares, issued and outstanding 5,000 shares	$ 5,000
Additional paid-in capital	1,323,878
Accumulated deficit	(1,309,045)
TOTAL STOCKHOLDER'S EQUITY	19,833
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 27,463

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

EXPENSES	
Administrative services	$ 6,804
Rent	6,072
Accounting fees	5,000
Office expense	5,508
NASD and other fees	5,933
Telephone	1,056
TOTAL EXPENSES	30,373
NET LOSS	$ (30,373)

The accompanying notes are an integral part of these financial statements.

TFG EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2013

	Common Stock Shares	Common Stock Amounts	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE AT BEGINNING OF YEAR	5,000	$ 5,000	$ 1,283,878	$ (1,278,672)	$ 10,206
ADDITIONAL PAID-IN CAPITAL	-	-	40,000	-	40,000
NET LOSS	-	-	-	(30,373)	(30,373)
BALANCE AT END OF YEAR	5,000	$ 5,000	$ 1,323,878	$ (1,309,045)	$ 19,833

The accompanying notes are an integral part of these financial statements.

RECONCILIATION OF NET LOSS TO NET CASH (USED) BY OPERATING ACTIVITIES:	
Net loss	$ (30,373)
Adjustments to reconcile net loss to net cash (used) by operating activities:	
Changes in operating assets:	
Other receivable	150
Changes in operating liabilities:	
Accounts payable	7,630
TOTAL ADJUSTMENTS	7,780
NET CASH (USED) BY OPERATING ACTIVITIES	$ (22,593)

The accompanying notes are an integral part of these financial statements.

NOTE 1 – BUSINESS

Organization – TFG Equities, Inc. (the "Company") was organized as a Massachusetts corporation on April 2, 1986, pursuant to Chapter 156B of the Massachusetts general laws, to engage in and carry on the business of a broker/dealer in securities, including but not limited to the buying and selling of, dealing and trading in, acquiring and disposing of, in every lawful manner whatsoever, as principal or as agent, any and all negotiable and nonnegotiable instruments or securities; to conduct financial research and to provide consulting services; to act as a general partner of limited partnerships and, in general, to carry on all businesses and activities permitted to corporations organized under the provisions of Chapter 156B wherever the same may lawfully be done. The Company will limit its broker/dealer operations to those described in Paragraphs (a) (2) (ii), (iii) and (iv) of Rule 15c3-1 of the Securities Exchange Act of 1934. More specifically, securities activities will be limited to the sale of limited partnership interests such that customer funds or securities are not handled by the Company.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash – During the course of the normal business cycle the Company may, at times, maintain a deposit balance in excess of the FDIC insurance limits. Funds did not exceed the coverage limit at December 31, 2013.

Revenue Recognition – Consulting and other income are recognized by the Company when earned.

Income Taxes – No income taxes have been provided as the Company has elected to be taxed as an S Corporation. The Company's income or loss is allocated to the stockholder for income tax purposes. If the Company's income tax returns are examined by the Internal Revenue Service or state taxing authority and such an examination results in a change in the Company's taxable income (loss), such change will be reported to the stockholder.

The Company is required to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. Any interest and penalties recognized associated with a tax position would be reflected in income tax expense in the Company's financial statements. Currently, the 2010, 2011, and 2012 tax years are open and subject to examination by the Internal Revenue Service and the Massachusetts Department of Revenue. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Based on the evaluation of the Company's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year end December 31, 2013.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital, as defined, of $19,833 at December 31, 2013. The minimum net capital requirement is $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 38.47%.

NOTE 4 – RELATED PARTY TRANSACTIONS

Included in administrative services, rent (as a tenant-at-will), office expense, and telephone are charges by The Finch Corporation, an affiliate of the stockholder for the Company's allocable share of expenses which amounted to $18,702. Accounts payable of $7,630 is due to the Finch Corporation.

NOTE 5 – COMMON STOCK

Common shares are voting and dividends are paid at the discretion of the Board of Directors.

NOTE 6 – SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2013, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is February 18, 2014, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

TFG EQUITIES, INC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2013

Total ownership equity from statement of financial condition	$ 19,833
Deduct ownership equity not allowable for capital	-
Total ownership equity qualified for capital	19,833
Less haircuts on securities	-
Net capital	$ 19,833
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 509
Minimum dollar net capital required	$ 5,000
Net capital required (greater of 6-2/3% of total aggregate indebtedness and minimum dollar net capital required)	$ 5,000
Excess net capital (net capital less net capital required)	$ 14,833
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital	$ 13,833
Total aggregate indebtedness from statement of financial condition	$ 7,630
Percentage of aggregate indebtedness to net capital	38.47%

There are no material differences between the above computation and the Company's corresponding unedited filing.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER – DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
TFG Equities, Inc.

In planning and performing our audit of the financial statements of **TFG Equities, Inc.** as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive procedures of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WESTWOOD | FRAMINGHAM | BOSTON
34 SOUTHWEST PARK | WESTWOOD, MA 02090 | TEL: 781.407.0300 | FAX: 781.407.0303 | www.gggcpas.com

Board of Directors
TFG Equities, Inc.
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GRAY, GRAY & GRAY, LLP

Gray, Gray & Gray, LLP

Westwood, MA
February 18, 2014